United States
                       Securities and Exchange Commission
                              Washington, DC 20549
                        ---------------------------------

                                   SCHEDULE TO

                             Tender Offer Statement
                       Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                        ---------------------------------

                                  Inforte Corp.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   45677R 10 7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   Nick Heyes
                             Chief Financial Officer
                                  Inforte Corp.
                                   Suite 3400
                            150 North Michigan Avenue
                                Chicago, IL 60601
                            Telephone: (312) 540-0900
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                        ---------------------------------

                                    Copy to:

                                 Edwin D. Mason
                               Foley & Lardner LLP
                                   Suite 2800
                             321 North Clark Street
                                Chicago, IL 60610
                            Telephone: (312) 832-5132

                            Calculation of Filing Fee

     Transaction Valuation*                     Amount of Filing Fee
--------------------------------------------------------------------------------
       $2,946,841.99                              $346.84

*Calculated for purposes of determining the filing fee. This amount assumes that the options to purchase shares of Inforte Corp. common stock eligible for exchange pursuant to this offer have an aggregate value of approximately $2,946,842 and that all eligible options will be exchanged pursuant to this offer. The aggregate value of such eligible options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per each $1.0 million of the value of the transaction..

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:______________________________
                  Form or Registration No.:____________________________
                  Filing Party:________________________________________
                  Date Filed:__________________________________________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates: third-party tender offer
               [_]    subject to Rule 14d-1.
               [X]    issuer tender offer subject to Rule 13e-4.
               [_]    going-private transaction subject to Rule 13e-3.
               [_]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:



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

Item 1.  Summary Term Sheet

         The information set forth under "Summary Term Sheet" in the Offer to Exchange Options for Cash or Restricted Stock, dated February 9, 2005 (the "Offer to Exchange") as attached as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information

        (a) The name of the issuer is Inforte Corp., a Delaware corporation (the "Company" or "Inforte"), and the address of its principal executive office is Suite 3400, 150 North Michigan Avenue, Chicago, IL 60601. The Company's phone number is (312) 540-0900. The information set forth in the Offer to Exchange under Section 18 ("Information Concerning Inforte") is incorporated herein by reference.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its current employees to exchange certain options (the "Options") to purchase Inforte common stock (the "Common Stock") (whether vested or unvested), for either (1) restricted stock (the "Restricted Stock") or (2) cash, upon the terms and subject to the conditions set forth in the Offer to Exchange, the related letters and individualized sread-sheets and election forms attached as Exhibits (a)(2), (a)(3),
                  (a)(4), and (a)(5), respectively (the Offer to Exchange, the letters and individualized spreadsheets and the election forms, as they may be amended or supplemented from time to time, being referred to as the "Offer"). The information set forth in the Offer to Exchange under Section 5 ("Source and Amount of Consideration: Terms of Restricted Stock and Accelerated Vesting") is incorporated herein by reference.

        (c)       The information set forth in the Offer to Exchange under
                  Section 11 ("Price Range of Shares of Common Stock") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

        (a) The Company is the filing person. The information set forth under Item 2(a) above and the Offer to Exchange under Section 12 ("Interests of the Directors and Executive Officers; Transactions and Arrangements Concerning Companies Securities") and under Section 18 ("Information Concerning Inforte") is incorporated herein by reference.

Item 4.  Terms of the Transaction

        (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 2 ("Eligibility"), Section 5 ("Source and Amount of Consideration; Terms of Restricted Stock and Accelerated Vesting"), Section 6 ("Procedure for Electing to Exchange Options"), Section 7 ("Expiration Date"), Section 8 ("Withdrawal Rights and Change of Election"), Section 9 ("Material Income Tax Consequences"), Section 10 ("Conditions of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Extension of Offer; Termination and Amendment") and Section 15 ("Accounting Treatment of the Transaction") is incorporated herein by reference.


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

        (b)       The information set forth in the Offer to Exchange under
                  Section 2 ("Eligibility") and Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Company Securities") is incorporated herein by reference.

Item 5.  Past Contracts, Transaction, Negotiations, and Agreements

        (a)       The information set forth in the Offer to Exchange under
                  Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Company Securities") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

        (a)       The information set forth in the Offer to Exchange under
                  Section 4 ("The Purpose of This Offer") is incorporated herein by reference.

        (b) Options exchanged for cash or restricted stock under the Offer will be cancelled.

        (c) The Inforte board of directors has approved a special one-time cash distribution of $1.50. In addition, employees with vested options after the distribution record date, with a strike price less than $9.00 will be granted shares of common stock approximating the change in value due to the $1.50 special cash distribution to compensate for the impact of the distribution on the stock price.

Item 7.  Source and Amount of Funds or Other Considerations

        (a)       The information set forth in the Offer to Exchange under
                  Section 5 ("Source and Amount of Consideration; Terms of Restricted Stock and Accelerated Vesting"), and Section 17 ("Fees and Expenses") is incorporated herein by reference.

        (b) The information required by Item (b) of Item 1007 of Regulation M-A is not applicable.

        (c) The information required by Item (d) of Item 1007 of Regulation M-A is not applicable.

Item 8.  Interest in Securities of the Subject Company

        (a)       The information set forth in the Offer to Exchange under
                  Section 12 ("Interest of Directors and Executive Officer; Transactions and Arrangements Concerning Company Securities") is incorporated herein by reference.

        (b)       The information set forth in the Offer to Exchange under
                  Section 12 ("Interest of Directors and Executive Officer; Transactions and Arrangements Concerning Company Securities") is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used

        (a)       The information set forth in the Offer to Exchange under
                  Section 17 ("Fees and Expenses") is incorporated herein by reference.


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

Item 10. Financial Statements

        (a)       The information set forth in the Offer to Exchange under
                  Section 16 ("Financial Statements") and Section 19 ("Additional Information") is incorporated herein by reference.

        (b) The information required by Item (b) of Item 1010 of Regulation M-A is not applicable.

Item 11. Additional Information

        (a)       The information set forth in the Offer to Exchange under
                  Section 12 ("Interests of Directors and Executive Officers; Transaction and Arrangements Concerning Company Securities"), and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b) The information required by Item (b) of Item 1011 of Regulation M-A is not applicable.

Item 12. Exhibits

        (a)       Exhibits

                   (a)(1)       Offer to Exchange, dated February 9, 2005

                   (a)(2)       Form of Letter and Individualized Spreadsheet

                   (a)(3) Form of Letter and Individualized Spreadsheet for Certain Executive Committee Members

                   (a)(4)       Election Form for California, Texas, and
                                Wisconsin

                   (a)(5) Election Form for Jurisdictions Other than California, Texas and Wisconsin

                   (a)(6) Offer to Exchange Introductory Letter to Eligible Employee Stock Option Holders.

        (b) The information required by Item (b) of Item 1016 of Regulation M-A is not applicable.

        (c) Inforte Corp. Amended and Restated 1997 Incentive Compensation Plan filed with the Securities and Exchange Commission on December 8, 1999 as an exhibit to SEC Form S-1 is incorporated herein by reference.

        (d) The information required by Item (g) of Item 1016 of Regulation M-A is not applicable.

        (e) The information required by Item (h) of Item 1016 of Regulation M-A is not applicable.

Item 13. Information Required by Schedule 13E-3

         Not applicable.


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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, correct and complete.

                                        INFORTE CORP.

                                        By:   /s/ Nick Heyes
                                           -------------------------------------
                                              Nick Heyes
                                              Chief Financial Officer

Date:    February 9, 2005



                                INDEX TO EXHIBITS

        Exhibit Number           Description
        --------------           -----------

            (a)(1)       Offer to Exchange, dated February 9, 2005

            (a)(2)       Form of Letter and Individualized Spreadsheet

            (a)(3) Form of Letter and Individualized Spreadsheet for Certain Executive Committee Members

            (a)(4)       Election Form for California, Texas, and
                         Wisconsin

            (a)(5) Election Form for Jurisdictions Other than California, Texas and Wisconsin

            (a)(6) Offer to Exchange Introductory Letter to Eligible Employee Stock Option Holders.


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